UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 3, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. To Acquire NiCure

Attached hereto is an English translation (from Hebrew) of an announcement that XTL Biopharmaceuticals Ltd. has entered into a term sheet to acquire a technology (NiCure) from Mor Research Applications Ltd., the Technology Transfer Office of Clalit Health Services, as published on the Tel-Aviv Securities Stock Exchange.

November 3, 2011

XTL Biopharmaceuticals Ltd. To Acquire NiCure

On November 2, 2011, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it entered into a term sheet by which it will acquire a technology (“NiCure”) from Mor Research Applications Ltd., the Technology Transfer Office of Clalit Health Services, by obtaining an exclusive license to use the entire technology in return for royalties on sales and additional milestone payments throughout the clinical development process. The agreement that will be signed by the parties is subject to, among others, the completion of due diligence, examination of the regulatory environment for the continued development of the drug, and the approval of the Company’s board.

The above-mentioned technology is based on the local administration of renin-angiotensin inhibitors (a known drug for the treatment of hypertension, “Enalaprilat”), and is a novel treatment for the symptoms of cartilage-related diseases (such as Osteoarthritis) – the current invention offers a novel therapy focused on increasing or replenishing the level of glycoaminoglycans (GAGs) in the synovial fluid and cartilage, thereby relieving or even reversing symptoms of such diseases. Moreover, the same technology can be used in order to treat skin wrinkles.

Osteoarthritis is a disease of the joints, which includes loss of articular cartilage and growth of bone protrusion. According to the Centers for Disease Control and Prevention (CDC)1 in the US alone there are approximately 27 million Osteoarthritis patients. Although there are supportive and relieving treatments, Osteoarthritis is still incurable.

The technology is based on a discovery made by Dr. Talia Weinstein MD, Head of the Hemodialysis Unit at Sourasky Medical Center, Prof. Uzi Gafter MD, Head of the Department of Nephrology at Rabin Medical Center, Prof. Zvi Nevo PHD, Head of a laboratory for regenerating medicine, tissue engineering and biomaterials, and Dr. Dror Robinson MD, an orthopedic surgeon and clinician with wide experience in cartilaginous implantations.

According to the above scientists, the technology may enter phase 2 clinical trials for the continuance of the clinical development as the above-mentioned drug, is already approved for the treatment of hypertension and is being provided to patients for approximately 20 years.

1 http://www.cdc.gov/arthritis/data_statistics/arthritis_related_stats.htm

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 3, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer